Exhibit 17.1

RESIGNATION

I, Joel Felix, Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and a director of LJM Energy Corp., a Nevada corporation, (“Company”) hereby tender and submit my resignation as Chief Executive Officer and President, such resignation to be effective immediately, while retaining my positions as the Chief Financial Officer, Treasurer, Secretary and a director of the Company.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Joel Felix                                                                              July 8, 2011
Joel Felix